November 8, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joel N. Parker

Accounting Branch Chief

Re:	Alterra Capital Holdings Limited

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 000-33047

Ladies and Gentlemen:

Reference is made to (i) the follow-up comment letter of the staff (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) dated September 21, 2012 with respect to Alterra Capital Holdings Limited’s (the “Company’s” or “our”) Form 10-K for the fiscal year ended December 31, 2011 filed February 24, 2012 (the “Form 10-K”), (ii) our response letter to the Staff dated October 5, 2012 and (iii) our conversation with the Staff on November 2, 2012.

For your convenience, we have included only the first two paragraphs of our proposed Bermuda disclosure from our October 5, 2012 letter that were revised as a result of our conversation with the Staff on November 2, 2012. No other changes are made to our response letter dated October 5, 2012. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K. All numbers are in thousands except where noted otherwise and except for per share data.

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (441) 294-2251 with any questions or comments regarding any of the foregoing.

Very truly yours

/s/ Joseph W. Roberts
Joseph W. Roberts
Executive Vice President and Chief Financial Officer

Appendix A

STATUTORY REQUIREMENTS AND DIVIDEND RESTRICTIONS

Bermuda

Under the Bermuda Insurance Act, 1978 and related regulations, Alterra Bermuda is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement (“BSCR”) model, which is a standardized statutory risk-based capital model used to measure the risk associated with Alterra Bermuda’s assets, liabilities and premiums. Alterra Bermuda’s required statutory capital and surplus under the BSCR model is referred to as the enhanced capital requirement (“ECR”). Alterra Bermuda is required to calculate and submit the ECR to the Bermuda Monetary Authority (the “BMA”) annually. Following receipt of the submission of Alterra Bermuda’s ECR the BMA has the authority to impose additional capital requirements (capital add-ons) if it deems necessary. If a company fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As of December 31,             , Alterra Bermuda met its ECR

The principal difference between statutory capital and surplus and shareholders’ equity presented in accordance with U.S. GAAP is deferred acquisition costs, which are non-admitted assets for statutory purposes.